June 14, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Forbes Energy Services Ltd. (the “Company”)

Registration Statement on Form S-1

File No. 333-222852

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at or about 4:30 PM Eastern Standard Time on June 15, 2018, or as soon thereafter as is practicable.

Very truly yours, Forbes Energy Services Ltd.

By:	/s/ L. Melvin Cooper
Name:	L. Melvin Cooper
Title:	Senior Vice President and Chief Financial Officer

P.O. Box 2108, Alice Texas 78333

361.664.0549 tel    361.664.0599 fax